#1920 - 1188 West Georgia Street Vancouver, BC, V6E 4A2 www.doratoresources.com Telephone: 604-408-7488 Facsimile: 604-408-7499

NEWS   RELEASE

NR09-09

May 8, 2009

Dorato Amends Stock Option Grant

Vancouver, British Columbia - Dorato Resources Inc. (“Dorato” or the “Company”) (TSX-V: DRI, Frankfurt:D05) announces that, pursuant to its 2007 Incentive Stock Option Plan, and the Company’s news release dated April 9, 2009, it has amended the number of incentive stock options being granted to certain directors, officers, employees and consultants allowing them to purchase up to an aggregate of 1,550,000 from the originally announced 1,800,000 common shares in the capital stock of the Company.  All other terms remain the same..

About Dorato Resources Inc.

The Company is an exploration mining company focused on the highly prospective Cordillera del Condor Gold District in Peru. Recent exploration on the Ecuadorian side of the boarder has been highly successful and includes a number of gold and copper discoveries. Key features of the Dorato land package includes shared geology, structural setting, proximity, extensions of known trends and numerous placer gold occurrences. Dorato has acquired first mover status with its strategic land package and has successfully locked in a significant portion of this exciting emergent gold-copper district.

On behalf of the board of directors of

DORATO RESOURCES INC.

(signed) “Keith J. Henderson,” President & CEO

For further information please contact:

Steve Stakiw, Manager - Corporate Communications & Investor Relations

Email: sstakiw@doratoresources.com

Phone: 604-638-5817/ Fax: (604) 408-7499

The TSX Venture Exchange has in no way passed upon the merits of the transaction and has neither approved or disproved the contents of this press release.